First Trust Portfolios L.P.
                             120 East Liberty Drive
                            Wheaton, Illinois 60187


                                 June 26, 2012

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549


         Re:  FT 3570 (file no. 333-181145)


Ladies/Gentlemen:

      The undersigned, FT 3570 (the "Trust"), registrant, by First Trust Portfolios L.P., as the Sponsor and Depositor of the Trust and of the units covered by the subject Registration Statement, pursuant to the provisions of Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, hereby respectfully requests that the Securities and Exchange Commission consent to the filing of the amendment to the Registration Statement and grant acceleration of the effectiveness of said Registration Statement, as amended, so that the same may become effective as early as practicable on June 29, 2012 or as soon thereafter as possible.

                                           Very truly yours,

                                           FT 3570

                                           By:  First Trust Portfolios L.P.


                                           By:  /s/ Elizabeth H. Bull
                                                _______________________________
                                                 Elizabeth H. Bull
                                                 Senior Vice President